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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC 404

SEC FILE NUMBER
8- 20052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Church, Gregory, Adams Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

658 Clairemont Road
(No. and Street)

Decatur (City) Georgia (State) 30030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. Bruce Church 404-378-4515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4 (Address) Marietta (City) Georgia (State) 30060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

90 3/26

OATH OR AFFIRMATION

I, D. Bruce Church, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Church, Gregory, Adams Securities Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Comm. Exp. 12/7/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on internal accounting structure required by SEC rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Church, Gregory, Adams Securities Corporation
Decatur, Georgia

Report on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Church, Gregory, Adams Securities Corporation as of December 31, 2013 and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, weather due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

goldman & COMPANY, CPAs
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Church, Gregory, Adams Security Corporation. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule 1 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 6, 2014

Exhibit A

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

		December 31, 2013
ASSETS		
Cash & Cash Equivalents (Including $16,975 in money market funds)	$	44,570
Securities Owned at Fair Value (Note C)		122,696
Receivable from Clearing Organization		98
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $8,784 and $8,784		-
TOTAL ASSETS	$	167,364
LIABILITIES AND SHAREHOLDER'S EQUITY		
.ABILITIES		
Deferred Tax (Note D)		3,671
TOTAL LIABILITIES	$	3,671
SHAREHOLDER'S EQUITY (EXHIBIT C)		
Common Stock - $1 Par Value, 50,000 Shares Authorized, 19,800 Shares Issued and Outstanding	$	19,800
Retained Earnings		143,893
TOTAL SHAREHOLDER'S EQUITY		163,693
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	167,364

Exhibit B

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF OPERATIONS

	Year Ended December 31, 2013
REVENUE	
Commission and advisory income	$ 83,533
Unrealized gain on securities owned	20,938
Interest and dividend income	2,278
Total Revenue	106,749
COSTS AND EXPENSES	
Compensation	42,900
Occupancy	26,034
Communications	7,228
Other	9,191
Total Costs and Expenses	85,353
Income Before Income Tax Provision	21,396
Income Tax Expense (Note D)	3,671
Net Income	$ 17,725

The Accompanying Notes are an Integral Part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Exhibit C

	Common Shares	Stock Amount	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2012	19,800	$ 19,800	$ 126,168	$ 145,968
Net Income	-	-	17,725	17,725
BALANCE - December 31, 2013	19,800	$ 19,800	$ 143,893	$ 163,693

The Accompanying Notes are an Integral Part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

Exhibit D

STATEMENT OF CASH FLOWS

	December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 17,725
Adjustments to Reconcile Net Income to Net Cash Provided (Used) in Operating Activities:	
Deferred Tax	3,671
Decrease in Operating Assets:	
Commissions Receivable	66
Unrealized appreciation on securities owned	(20,938)
NET CASH PROVIDED BY OPERATING ACTIVITIES	524
NET INCREASE IN CASH AND CASH EQUIVALENTS	524
CASH AT BEGINNING OF YEAR	44,046
CASH AT END OF YEAR	$ 44,570

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE A--DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Church, Gregory, Adams Securities Corporation (the "Company") was formed October 8, 1975, primarily for the purpose of qualifying and operating as a broker-dealer of limited partnership interests in real estate partnerships and other securities. The Company is registered with the Securities and Exchange Commission and various states' securities commissions and is a member of FINRA. Pursuant to this registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities or funds for customers.

Basis of Accounting: The Company prepares it financial statements on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States.

Revenue Recognition: Commission and advisory income is recognized when the terms of the sale of investment products and services to customers are substantially complete.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and money investments. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Securities Owned: Securities owned are carried at fair value in accordance with FASB ASC 820, fair value measurement.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities are based on the difference between cost basis and fair value of each security.

Fair Value: The company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*. FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Inputs that are derived principally from or corroborated by observable market data.
Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's investments are common stocks of publicly traded companies and are considered Level 1 investments.

NOTE A--DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Furniture and Office Equipment: Furniture and office equipment are recorded at cost and depreciated over a five year estimated useful life using accelerated methods.

Customer Concentrations: Three customers represent 83% of total assets under management.

Income taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the assets and liability method in accordance with FASB ASC 740, *Accounting for Income Taxes*.

Management does not believe there are any uncertain tax positions as defined by the FASB ASC 740, *Accounting for Income Taxes.* The company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2012, 2011, and 2010 still open under the statute of limitations.

Deferred taxes at December 31, 2013 arise primarily from differences in income using the cash basis of accounting for the tax return and generally accepted accounting for book income. The Company also has net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Use of Estimates: The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair value. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Clearing Agreement- In January 2003, the Company entered into an agreement with J.P. Morgan Clearing with a piggyback arrangement with Northeast Securities, Inc., an independent broker-dealer, to provide clearing, execution, and data processing services. The agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Northeast Securities is responsible for all clearing transactions and maintenance of customer accounts for the Company.

NOTE A--DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Subsequent Events: - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 6, 2014, the date as of which the financial statements were available to be issued.

NOTE B—RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a pro rata basis. During 2013, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $10,500 in lieu of office rent.

The Company periodically accrues and pays commissions to its owner on a discretionary basis. Amounts paid to the owner during 2013 aggregated $42,900.

NOTE C— SECURITIES OWNED

At December 31, 2013, securities owned consisted of publicly traded common stocks with a fair value of $122,696, a cost of $103,408 and an unrealized gain of $19,288.

NOTE D--INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax (benefit) provision are as follows:

	2013		
	Total	Deferred	Current
Federal	$ 2,622	$ 2,622	$ -
State	1,049	1,049	-
	$ 3,671	$ 3,671	$ -

As of December 31 2013, the Company had Federal and Georgia net operating loss carryforwards that may be used to offset future taxable income of approximately $3,914. The loss carryfowards are due to expire in the year 2033.

NOTE E--NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2013, the Company had net capital of $138,558 which was $88,558 in excess of its required net of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.026494 to 1 at December 31, 2013.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2013

Computation of Net Capital:		
Total Stockholder's Equity from Balance Sheet	$	163,693
Less non-allowable assets		-
Net capital before haircuts and undue concentrations		163,693
Less haircuts on money market funds		(339)
Less haircuts on marketable securities		(18,404)
Less undue concentrations on marketable securities		(6,392)
Net capital	$	138,558
Computation of Aggregate Indebtedness:		
Liabilities		3,671
Percent of aggregate indebtedness to net capital		0.026494
Basic Net Capital Requirement:		
Net Capital (above)	$	138,558
Minimum net capital requirement		50,000
Excess net capital	$	88,558
Reconciliation with Company's computation: (included in Part II of Form X-17A-5 as of December 31, 2013)		
Net Capital as reported on Company's Part II, unaudited	$	139,173
Deferred tax liability		(3,671)
Difference in haircut calculation on money market accounts		3,056
Net capital per the preceding	$	138,558

See accompanying notes and independent auditors' report.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2013

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or performs custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2013.

The Company had no liabilities subordinated to the claims of creditors during 2013.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Church, Gregory, Adams Securities Corporation
Decatur, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Church, Gregory, Adams Securities Corporation, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman & COMPANY, CPAS
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC

Goldman & Company, CPAs, PC
February 6, 2014

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING
AGREED UPON PROCEDURES

FOR THE YEAR ENDED
DECEMBER 31, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Shareholder
Church, Gregory, Adams Securities Corporation

We have performed the procedures enumerated below, which were agreed to by Church, Gregory, Adams Securities Corporation, solely to assist you with respect to the anti-money laundering independent compliance testing required by FINRA Rule 3310 for the year ended December 31, 2013. Church, Gregory, Adams Securities Corporation's management is responsible for the Company's anti-money laundering procedures. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

- Procedure: Review the Company's anti-money laundering policies and procedures and compare to FINRA Rule 3310 to verify compliance. Finding: The Company's policy was in accordance with FINRA Rule 3310.
- Procedure: Obtain a list of new client accounts opened in 2013 and verify compliance with written policies and procedures. Finding: No new accounts were opened during 2013.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion on the anti-money laundering procedures. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Church, Gregory, Adams Securities Corporation and FINRA and is not intended to be and should not be used by anyone other than the specified parties.

Goldman & Company CPAs PC
Marietta, Georgia
February 6, 2014

goldman & COMPANY, CPAs
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683